                                  SUPPLEMENT TO THE
                             OFFER TO PURCHASE INTERESTS
                                          OF
                        DAMSON / BIRTCHER REALTY INCOME FUND I

               THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC TIME,
                    ON JULY 8, 1998, UNLESS THE OFFER IS EXTENDED.

     Grape Investors, LLC, a Delaware limited liability company ("Grape" or the "Purchaser"), hereby supplements and amends its offer to purchase up to 10,000 Limited Partnership Interests ("Interests") in Damson / Birtcher Realty Income Fund I, a Delaware Limited Partnership (the "Partnership"). Included in the definition of "Interests" are any and all rights associated with Seller's Interest, including, without limitation, any rights of such Seller in any proceeds from the settlement of any class action lawsuit by the Limited Partners of the Partnership, which lawsuit relates to the Partnership or its General Partner. If any lawsuit is settled after the Expiration Date, but before the Purchaser has issued payment for Seller's Interest, then Purchaser will be entitled to receive the proceeds from such settlement; Seller will not receive additional consideration for such proceeds; and Seller will not be able to withdraw its tender offer of Interests after the Expiration Date. SEE SECTION 4- WITHDRAWAL RIGHTS.


     Grape will pay a purchase price of $2,445 for each .01 percent interest in the Partnership, or $250 per Interest (per $1,000 originally invested in the Partnership) net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Interests after February 28, 1998 (without regard to the record date), whether such distributions are classified as a return on, or a return of, capital ("Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1998, as amended by Amendment No. 1 dated May 29, 1998, and Amendment No. 2 dated June 8, 1998 (collectively, the "Offer to Purchase"), this Supplement ("Supplement") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). Capitalized terms used but not otherwise defined in this Supplement shall have the meanings ascribed to them in the Offer to Purchase.

INTRODUCTION

The first paragraph of the "Special Factors" in the "Introduction" of the Offer to Purchase is hereby supplemented and amended as follows:

     - The Partnership's Annual Report for 1997 filed with the Securities and Exchange Commission ("SEC") on Form 10-K filed with the SEC ("10-K") reports net assets in liquidation as of December 31, 1997 of $32,026,000 or $3,296 per Interest ($1,000 original investment). The Partnership filed a Form 14D-9 on May 6, 1998 which was amended with a Form 14D-9/A filed on May 19, 1998 (collectively, the "14D-9") in which it disclosed that it had accepted an offer on April 30, 1998 to purchase all of the Partnership's Properties for $39,140,000 (the "Pending Purchase"), subject to the negotiation of a definitive purchase and sale agreement. The Partnership stated , "Although there can be no assurance that the proposed sale of the properties will be completed, if the sale is completed at the stated price, the limited partners will receive total aggregate sales proceeds of $350 per $1,000 originally invested in the Partnership."

The seventh paragraph of the "Special Factors" in the "Introduction" of the Offer to Purchase is hereby supplemented and amended as follows:


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

     - If the Purchaser is successful in purchasing more than 4 percent of the outstanding Interests, then, when added to Purchaser's existing Interests, Purchaser will own more than 10 percent of the outstanding Interests, which will put Purchaser a position to exert a strong influence upon the General Partner and the operation of the Partnership. Purchaser intends to actively encourage the General Partner to pursue an expeditious negotiation of the purchase and sale agreement for the Pending Purchase and closing of the sale of the Partnership Properties, and if the General Partner does not execute a purchase agreement and complete the closing in a timely manner, Purchaser will consider taking appropriate action which may include attempting to replace the General Partner, encouraging a sale of some or all of the Partnership assets to another purchaser, and potentially dissolving the Partnership, if such a sale of assets requires a dissolution of the Partnership in accordance with the Partnership
          Agreement.   (See Section 8 - "Future Plans")

The paragraph titled "Purchase Price" in the "Introduction" of the Offer is hereby supplemented and amended as follows:

PURCHASE PRICE
     When you consider the illiquid market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together), the secondary cost of selling commissions, payment of the transfer fee, your annual cost of tax reporting, and the cost of a trustee if Interests are held in an IRA or pension plan, the sale of your Interests for $2,445 for each .01 percent interest in the Partnership, or $350 per Interest (per $1,000 originally invested in the Partnership), rather than the $350 per Interest that the General Partner projects "if the sale is completed at the stated price." You may prefer to receive cash from our Offer rather than delaying to see whether the General Partner is able to negotiate a definitive purchase and sale agreement, complete its due diligence, and close the Proposed Purchase transaction.

The paragraph titled "No Transfer Fee" in the "Introduction of the Offer is hereby supplemented and amended to read as follows:

NO TRANSFER FEE
     Grape will be responsible for paying the $25 transfer fee, despite the General Partner's letter which implied that you would have to pay the transfer fee.

The last sentence of the fourth full paragraph in the "Introduction" of the Offer is hereby supplemented and amended to read as follows:

Purchaser intends to actively encourage the General Partner to pursue an expeditious negotiation of the purchase and sale agreement for the Pending Purchase and closing of the sale of the Partnership Properties, and if the General Partner does not execute a purchase agreement and complete the closing in a timely manner, Purchaser will consider taking appropriate action which may include attempting to replace the General Partner, encouraging a sale of some or all of the Partnership assets to another purchaser, and potentially dissolving the Partnership, if such a sale of assets requires a dissolution of the
Partnership in accordance with the Partnership Agreement.   (See Section 8 -
"Future Plans")

The fifth full paragraph in the "Introduction" of the Offer is hereby supplemented and amended to read as follows:

The Offer is not conditioned upon the valid tender of any minimum number of the Interests. If more than 10,000 Interests are tendered and not withdrawn, the Purchaser will accept up to 10,000 of the tendered Interests on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section
13. Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion and for any reason to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

1.  SECTION 1 - TERMS OF THE OFFER.



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


     Section 1 of the Offer to Purchase is hereby supplemented and amended to amend and restate the first paragraph in Section 1 as follows:

     The term "Expiration Date" shall mean 12:00 midnight, Pacific Time, on June 30, 1998 unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

     Section 1 of the Offer to Purchase is hereby supplemented and amended to amend and restate the second paragraph in Section 1 as follows:

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser will not be required to accept for payment or pay for any Interests tendered unless, on or before the Expiration Date, Purchaser shall have received (or waived):

     (i) from the Seller, a properly completed and duly executed Agreement of Sale; and

     (ii) from the Partnership, confirmation to Purchaser's reasonable satisfaction that, upon purchase of the Interests: (a) the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after February 28, 1998; and (b) the Partnership will change Seller's address to Purchaser's address.

2.   SECTION 2 -  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

     Section 2 of the Offer to Purchase is hereby supplemented and amended to amend and restate the second paragraph in Section 2 as follows:

     If more than 10,000 Interests are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 10,000Interests so tendered, on a pro rata basis.

7.   SECTION 7 - PURPOSE AND EFFECTS OF THE OFFER

     Section 7 of the Offer to Purchase is hereby supplemented and amended to amend and restate the entire subsection titled "Purposes of the Offer" in
Section 7 as follows:

     PURPOSE OF THE OFFER. The Purchaser is making the Offer for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Interests at a discount to the value that the Purchaser might ultimately realize from owning the Interests. No independent person has been retained by Grape to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made as to such fairness.

     The Purchaser established the Purchase Price based on its own independent subjective analysis of the Partnership, which included a subjective valuation of the properties and other assets owned by the Partnership and by a subjective determination of the financial condition of the Partnership. The Purchaser derived the Purchase Price per Interest from its analysis of financial information which was available from information in the Annual Report on Form 10-K filed with the SEC ("10-K") and the Quarterly Report on Form 10-Q ("10-Q").

     The Partnership's 1997 Annual Report Form 10-K filed with the SEC reports net assets in liquidation as of December 31, 1997 of $32,026,000 or $3,296 per Interest ($1,000 original investment). The Partnership's Form 14D-9 filed on May 6, 1998 which was amended with a Form 14D-9/A filed on May 19, 1998 (collectively, the "14D-9") disclosed that it had accepted an offer on April 30, 1998 to purchase all of the Partnership's Properties for $39,140,000 (the "Pending Purchase"), subject to, among other things, the negotiation of a definitive purchase and sale agreement.

     In its letter to the Limited Partners dated May 6, 1998, which was filed as an exhibit to the 14D-9, the General Partner stated the following with respect to the Pending Purchase and Grape's Offer dated April 21, 1998:

     - "The purchase offer is subject to certain CUSTOMARY contingencies, including due diligence review by the purchaser and negotiation of a definitive purchase and sale agreement." (ITALICS ADDED).

     - "The General Partner's estimates are based upon a variety of assumptions that are subject to significant uncertainties and contingencies. Such estimates are inherently imprecise and there can be no assurance they can be realized. There can be no assurance as to when or at what price properties will be sold.

     - In the event the properties are not sold pursuant to the purchase offer, the timing of property sales and distributions of sale proceeds are and
     will be determined solely by the General Partner.   Accordingly, limited
     partners who do not accept the Offer may not receive any distribution of sale proceeds for a significant period of time following the Offer.

     - The General Partner's estimate of sales proceeds from the purchase offer does not take into account Partnership cash reserves, operating expenses or net income or net loss of the Partnership for any period prior to the time the remaining properties are sold, which could affect the amount of sales proceeds available for distribution. Therefore, the actual proceeds to be received by the limited partners may vary materially, up or down, from the estimate."

      In determining the Purchase Price to be offered for the Interests, the Purchaser considered both the "net assets in liquidation" value disclosed in the 1997 10-K, and the Pending Purchase price disclosed in the 14D-9, together with a subjective analysis of the likelihood of whether the Pending Purchase will actually close when a purchase and sale agreement has not yet been negotiated. In this subjective analysis, Purchaser considered several factors, including: (i) the illiquid nature of the investment (due to its trading on an informal market which is essentially a "matching service");
(ii) despite the Partnership's "acceptance" of an offer to purchase the Partnership's properties, Purchaser's belief in the uncertainty as to whether the Partnership will actually be able to negotiate a definitive purchase and sale agreement; (iii) whether, upon such purchaser's completion of its due diligence on the properties, the amount to be paid for the properties (and therefore, the amount to be distributed to Limited Partners) will be as high as the Partnership is currently projecting; and (iv) various other uncertainties regarding the Proposed Purchase of the Partnership's properties.

     It is Purchaser's intention to acquire the Interests at a Purchase Price which will allow Purchaser to make a profit from its ownership of the Interests. Based upon this intention, and the subjective factors listed above, the Purchaser believes that the Purchase Price for the Interests should be $350 per Interest (per $1,000 originally invested in the Partnership), or $2,445 per .01 percent interest in the Partnership, which represents a discount of 14.6 percent to the Partnership's estimate of its "net assets in liquidation" value disclosed in the 1997 10-K, and which represents a discount of 29 percent to the General Partner's estimate of proceeds to the Limited Partners of $350 per Interest.

     Section 7 of the Offer to Purchase is hereby supplemented and amended to amend and restate the paragraph entitled "Certain Restrictions on Transfer of Interests" in Section 7 as follows:


     CERTAIN RESTRICTIONS ON TRANSFER OF INTERESTS. The Partnership Agreement restricts the transfer of Interests if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership, for federal or state income tax purposes.

     Section 7 of the Offer to Purchase is hereby supplemented and amended to amend and restate the last sentence in the paragraph entitled "Effect of Sales Through 'Matching Service' and Price Range of the Interests" in Section 7 as follows:

     Purchaser intends to actively encourage the General Partner to pursue an expeditious negotiation of the purchase and sale agreement for the Pending Purchase and closing of the sale of the Partnership Properties, and if the General Partner does not execute a purchase agreement and complete the closing in a timely manner, Purchaser will consider taking appropriate action which may include attempting to replace the General Partner, encouraging a sale of some or all of the Partnership assets to another purchaser, and potentially dissolving the Partnership, if such a sale of assets requires a dissolution of the Partnership in accordance with the Partnership Agreement.
 (See Section 8 -"Future Plans").

8.   SECTION 8 - "FUTURE PLANS"

     Section 8 of the Offer to Purchase is hereby supplemented and amended to amend and restate the second paragraph in Section 8 as follows:

     Purchaser intends to actively encourage the General Partner to pursue an expeditious negotiation of the purchase and sale agreement for the Pending Purchase and closing of the sale of the Partnership Properties, and if the General Partner does not execute a purchase agreement and complete the closing in a timely manner, Purchaser will consider taking appropriate action which may include attempting to replace the General Partner, encouraging a sale of some or all of the Partnership assets to another purchaser, and potentially dissolving the Partnership, if such a sale of assets requires a dissolution of the Partnership in accordance with the Partnership Agreement.

9.  SECTION 9 - PAST CONTACTS AND NEGOTIATIONS WITH THE GENERAL PARTNER

     Section 9 of the Offer to Purchase is hereby supplemented and amended to amend and restate the entire section following the third paragraph in Section 9 as follows:

     On August 28, 1996, Purchaser filed an action entitled GRAPE INVESTORS, LLC ET AL. V. DAMSON/BIRTCHER PARTNERS, ET AL., in the Superior Court of the State of California, in the County of Orange, Case No. 768309 (the "Action").
 On August 29, 1996, counsel for the Partnership, after a discussion with counsel for the Purchaser, had sent to him a courtesy copy of the complaint and motion for preliminary injunction and supporting papers and documents seeking to have the Interests acquired pursuant to the tender offer transferred to Purchaser. From September 5, 1996 to September 24, 1996, correspondence and conversations took place between counsel for the Purchaser and counsel for the Partnership in an attempt to resolve the Action. On September 24, 1996, the Action was settled, and Partnership agreed that the Purchaser would be admitted as an assignee (but not as a substituted limited partner) of the Interests it had acquired in its tender offer in the Partnership. Various conversations and correspondence between counsel for the Partnership and counsel for the Purchaser took place between September 24, 1996 and March, 1997, attempting to document the terms of the Settlement Agreement. In March 1997, the Settlement Agreement was finally documented and the only substantive term of the Settlement Agreement provides that all Interests which Grape submitted to the Partnership's transfer agent would be assigned immediately and the address of beneficial assignee of record would be changed to Grape's address. Grape was admitted as an assignee but not a substitute limited partner which means, as those terms are defined in the Partnership Agreement, that Grape is entitled to the same economic rights of ownership in the Partnership, but not to certain other rights such as a right to inspect the records, or certain voting rights.

     On October 3, 1996, Purchaser sent a letter to the Partnership indicating that they had a potential buyer for the Partnership's property, which letter was not responded to. No potential purchase price was included in such letter, and as the Partnership did not respond to such communication from Purchaser, no further information was obtained by Partnership regarding the details of any potential offer to purchase.

     On October 21, 1996, Purchaser commenced a second limited tender offer to buy an additional 2 percent of the interest in the Partnership at a purchase price of $1075 per .01 percent interest in the Partnership, (offer was communicated by letter from Purchaser to the Partnership's General Partner), which offer expired on November 22, 1996.

     On January 23, 1997, counsel for the Purchaser forwarded a letter to counsel for the Partnership requesting certain information regarding distributions and the method of payment to Purchaser. Telephone conversations between those parties also took place regarding that matter and on January 26, 1997, counsel for the Partnership confirmed the method in which distributions were to be made to Purchaser.

     On May 13, 1997, counsel for the Purchaser by letter to counsel for the Partnership requested that the Partnership respond to letter from Argent Ventures, LLC, which response was received. On May 16, 1997, counsel for the Purchaser requested that Purchaser be given access to appraisals of Partnership properties; a follow-up letter on May 28, 1997 was sent to counsel for the Partnership by counsel for the Purchaser requesting such information. On June 4, 1997, counsel for the Purchaser furnished to counsel for the Purchaser, not the actual appraisals, but only a list of the appraised values and the dates of the appraisals, which were dated January 1, 1993. This information was not used by Purchaser for any purpose, since it did not give recent information on the properties of the Partnerships.

     On June 18, 1997, Purchaser commenced a tender offer registered for 20,000 interests at a purchase price of $1,467 for each .01 percent interest in the Partnership and amended such tender offer by amendment filed on August 8, 1997. On October 2, 1997, Purchaser filed an amendment to increase the purchase price to $1,956 for each .01 percent interest in the Partnership. The Schedule 14D-1 and amendments, and Offer to Purchase are on file with the SEC. Purchaser acquired a total additional .93 percent interest in the Partnership in the tender offer filed pursuant to Schedule 14D-1, making the total interest of Purchaser in the Partnership approximately 5.29 percent.

     On December 30, 1997, Purchaser sent a letter to General Partner requesting a meeting to review, among other things, the progress of the Partnership toward selling the Partnership properties, and indicating that if Purchaser was not satisfied with the progress being made toward immediate liquidation of the Partnership, that Purchaser intended to contact the other Limited Partners to assemble a group of Limited Partners with the purpose of calling a meeting to vote on the replacement of the General Partner to pursue a sale of the Partnership properties through a controlled auction. On January 9, 1998, Purchaser received a response from the General Partner confirming a meeting on January 28, 1998.

     On January 28, 1998, Purchaser met with General Partner to discuss the issues raised in the Purchaser's December 30, 1997 letter. During the meeting, the General Partner indicated that it intended to be more communicative in future public filings with regard to the marketing efforts being made toward a potential sale of the Partnership properties. The General Partner offered to disclose information regarding its marketing efforts and appraisals on the properties to Purchaser if Purchaser agreed to enter into a standstill agreement which would prohibit Purchaser from acquiring additional Interests in the Partnership. Purchaser declined to enter into the standstill agreement with General Partner.

     On April 21, 1998, Purchaser filed with the SEC a tender offer pursuant to
Schedule 14D-1 for limited partnership interests in Damson Birtcher Realty Fund II, an affiliate of the Partnership.

10. SECTION 10 - CERTAIN INFORMATION CONCERNING THE BUSINESS OF THE PARTNERSHIP AND RELATED MATTERS

     Section 10 of the Offer to Purchase is hereby supplemented and amended as follows:

     On May 6, 1998, the Partnership filed a Schedule 14D-9 in response to Purchaser's tender offer to disclose that on April 30, 1998, the Partnership had accepted an offer to purchase all of the Partnership's Properties for $39,140,000 (the "Pending Purchase"). According to the Partnership, the accepted offer anticipates closing in approximately 60-90 days, and is subject to certain "customary contingencies", including the negotiation of a definitive purchase and sale agreement, and due diligence review. The Partnership stated , "Although there can be no assurance that the proposed sale of the properties will be completed, if the sale is completed at the stated price, the limited partners will receive total aggregate sales proceeds of $350 per $1,000 originally invested in the Partnership."

11.  SECTION 11 - CERTAIN INFORMATION CONCERNING THE PURCHASER

     Section 11 of the Offer to Purchase is hereby supplemented and amended to amend and restate the first sentence in the first paragraph of Section 11 as follows:

     The Purchaser is a Delaware Limited Liability Company which was organized on June 12, 1996 for the purpose of acquiring the Interests in the Partnership, pursuant to the Offer and pursuant to previous limited tender offers and the previous tender offer filed pursuant to Schedule 14D-1 as disclosed in Section 9.

12.  SECTION 12 - SOURCE AND AMOUNTS OF FUNDS

     Section 12 of the Offer to Purchase is hereby supplemented and amended to amend and restate Section 12 in its entirety as follows:

     The Purchaser expects that approximately $2,500,000 (exclusive of fees and expenses) will be required to purchase 10,000 Interests (approximately 10 percent of the outstanding Interests), if tendered. The Purchaser will obtain all of those funds from binding commitments for capital contributions from its members. Each member has a net worth substantially in excess of its individual commitment for its percentage of the total $2,500,000 (exclusive of fees and expenses) required to purchase the 10,000 Interests. Purchaser has met all of its obligations to purchase in previous limited tender offers and tender offers filed pursuant to Schedule 14D-1 disclosed in Section 9 by the same binding commitments for capital contributions from the same members.

13.  SECTION 13 - CERTAIN CONDITIONS OF THE OFFER

     Section 13 of the Offer to Purchase is hereby supplemented and amended to amend and restate all paragraphs except the last paragraph of Section 13 as follows:

     The Purchaser will not be required to accept for payment or pay for any Interests tendered unless, on or before the Expiration Date, Purchaser shall have received (or waived):

     (i) from the Seller, a properly completed and duly executed Agreement of Sale; and

     (ii) from the Partnership, confirmation to Purchaser's reasonable satisfaction that, upon purchase of the Interests: (a) the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after February 28, 1998; and (b) the Partnership will change Seller's address to Purchaser's address.

     Furthermore, the Purchaser will not be required to accept for payment or pay for any Interests tendered if, on or after the date of the Offer and before the Expiration Date, Purchaser a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of any Interests by the Purchasers, (ii) requires divestiture by the Purchasers of any Interests, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer, or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Partnership.



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